Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements No.333-53046 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 28, 2022 relating to the statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule of delinquent participant contributions for the year ended December 31, 2021, supplemental schedule of assets held for investment purposes as of December 31, 2021 and supplemental schedule of reportable transactions for the year ended December 31, 2021, which reports appear in the December 31, 2021 Annual Report on Form 11-K of the Plan.

/s/ Johnson Lambert LLP

Vienna, Virginia

June 28, 2022